FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 30 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: 'Statement re Polygon' dated 30 September 2004



British Energy Plc


30 September 2004


Announcement made on 30 September 2004 by Polygon Investment Partners (Polygon)


British Energy plc ("the Company") welcomes today's announcement by Polygon of its decision to withdraw its support for its requisitioned Extraordinary General Meeting on 22 October 2004 (EGM). Having considered the Company's recent circulars, Polygon has stated that they now believe there is no commercial logic for it supporting the resolutions to be considered at the requisitioned EGM and consequently have confirmed that they will vote against the resolutions.

The Company is withdrawing its action against Polygon in the United States and the bondholders have agreed terms to stop the English litigation insofar as it relates to Polygon. This agreement involves no payment by any party to any other party. The terms of the restructuring agreed between the Company and certain creditors in October 2003 have not been amended.

From this the British Energy Board continues to believe that the Agreed Restructuring is in the best interests of the Company and shareholders as a whole and the Board reiterates its unanimous recommendation to all shareholders of the Company to vote against the resolutions proposed for the requisitioned EGM.



For further information please contact:

John Searles         Investor Relations                        01355 262 202

Andrew Dowler        Media enquiries                           020 7831 3113

Website: www.britishenergyuk.info


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 30 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations